                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act File Number:             Date examination completed:
     811-21145                                       June 30, 2009

2.   State Identification Number:

AL    AK    AZ    AR            CA    CO
CT    DE    DC    FL            GA    HI
ID    IL    IN    IA            KS    KY
LA    ME    MD    MA            MI    MN
MS    MO    MT    NE            NV    NH
NJ    NM    NY    NC            ND    OH
OK    OR    PA    RI            SC    SD
TN    TX    UT    VT            VA    WA
WV    WI    WY    PUERTO RICO

Other (specify): [ ]

3.   Exact name of investment company as specified in registration statement:
     SPDR Index Shares Funds

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
SPDR Index Shares Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about each of the portfolios comprising SPDR Index Shares Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2009. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as June 30, 2009 and with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of our last examination) through June 30, 2009:

- Confirmation all securities held in book entry form at the Depository Trust Company and International Depositories. For such securities, review of all reconciliations of the security positions recorded at State Street Bank and Trust Company, the Trust's custodian (the "Custodian"), to the positions held in omnibus form for the Custodian's account at the Depository Trust Company and International Depositories;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents, or subsequent cash activity, where replies from brokers were not received;

- Reconciliation of all such securities to the books and records of the Trust and the Custodian; and

- Agreement of a sample investment purchases and security sales or maturities during the period March 31, 2009 to June 30, 2009 from the books and records of the Trust to broker confirmations or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that SPDR Index Shares Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management of the Trust and the Securities and Exchange Commission and is not intended and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
November 4, 2009

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of The SPDR Index Shares Funds (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2009, and from March 31, 2009 through June 30, 2009.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009, and from March 31, 2009 through June 30, 2009, with respect to securities reflected in the investment accounts of the Trust.

SPDR INDEX SHARES FUNDS


/s/ Gary L. French
Treasurer
November 4, 2009